

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2022

Alton B. Lewis, Jr.
President and Chief Executive Officer
First Guaranty Bancshares, Inc.
400 East Thomas Street
Hammond, LA 70401

      Re: First Guaranty Bancshares, Inc.
          Registration Statement on Form S-3
          Filed May 2, 2022
          File No. 333-264610

Dear Mr. Lewis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at (202) 551-3234 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance